April XX, 2016

Name
Company
Address1
Address2

Dear Xxxxxx,

Today Alliance Fiber Optic Products, Inc. (AFOP) is celebrating the beginning of our next phase of growth. As you may have seen in the press, we announced that we have entered into a definitive agreement whereby Corning Incorporated will purchase AFOP through a tender offer and back-end merger.

The entire AFOP team is excited by the opportunity to join Corning, a world-class organization with a rich history of innovation. Once the acquisition closes, AFOP will become a wholly-owned subsidiary of Corning reporting to Corning’s Optical Communications business segment.

AFOP’S goal has always been to provide the best products that help our customers build future communications networks. That is a vision we share with Corning. Our top priority has been, and will continue to be, providing exceptional support to our customers. We believe that our ability to serve you will be strengthened under Corning’s leadership. We will also have access to one of the world’s foremost research and development organizations, which we expect will enable us to continue to expand the technical capabilities of our products.

Until closing, AFOP and Corning will operate as two separate businesses, and there will be no changes to your ordering processes, points of contact, warranties, contracts, or pricing. Your current AFOP team will keep you informed of any changes that may occur after closing.

I am delighted to share this news and AFOP looks forward to leveraging the capabilities of both companies to better serve you.

Sincerely,

Peter C. Chang
President and CEO

The tender offer described in this communication has not yet commenced. Neither this communication nor the information incorporated herein by reference is an offer to purchase or a solicitation of an offer to sell any shares or any other securities of Alliance Fiber Optic Products, Inc. (“AFOP”). On the commencement date of the tender offer, Apricot Merger Company and Corning Incorporated will file a Tender Offer Statement on Schedule TO (“Schedule TO”), including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”). Thereafter, AFOP will file a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) with the SEC. Security holders are urged to read, carefully and in their entirety, both the Schedule TO and the Schedule 14D-9 regarding the tender offer, each as may be amended from time to time, and any other documents relating to the tender offer that are filed with the SEC, when they become available because they will contain important information relevant to making any decision regarding tendering shares. These materials will be made available free of charge on the “Investor Relations” section of AFOP’s website at http://investor.afop.com/sec.cfm when available. In addition, all of these materials (and all other materials filed by AFOP with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed by AFOP with the SEC by contacting Investor Relations at AFOP at 275 Gibraltar Drive, Sunnyvale, California 94089; telephone number (408) 736-6900.